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MAR 0 1 2002
352

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40465

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Downer & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

211 Congress Street
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas C. Munnell 617-482-6200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wallace Niedzwiecki
(Name – *if individual, state last, first, middle name*)

84 Andrew Lane (Address) Holliston (City) MA (State) 01746 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas C. Munnell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Downer & Company, LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title



Notary Public Aug. 8, 2008

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION


RECEIVED
MAR 0 1 2002

WASHINGTON, D.C.

ANNUAL AUDITED REPORT
CONFIDENTIAL PURSUANT TO RULE 17a-5(e)(3)

DATE--DECEMBER 31, 2001

DOWNER & COMPANY, LLC
(Name of Respondent)

211 Congress Street, Boston, Massachusetts 02110
(Address of Principal Executive Office)

Charles W. Downer
Managing Director
Downer & Company, LLC
211 Congress Street
Boston, Massachusetts 02110
(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

DOWNER & COMPANY, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000

TABLE OF CONTENTS

Wallace Niedzwiecki

Certified Public Accountant
84 Andrew Lane, Holliston, MA 01746
(508) 429-1919
wncpa@mindspring.com

The Partners of Downer & Company, LLC
Downer & Company, LLC
211 Congress Street
Boston, MA 02110

I have audited the accompanying statements of financial position of **Downer and Company, LLC** as of December 31, 2001 and 2000, and the related statements of income and partners' equity, and statements of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Downer and Company, LLC** as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended, in conformity with generally accepted accounting principles.

My audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained on pages 7-9 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 15c3-1, 15c3-3, and 17a-5(d)(4) of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in my audit of the financial statements and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



Wallace Niedzwiecki

February 15, 2002

DOWNER & COMPANY, LLC
STATEMENTS OF FINANCIAL POSITION
DECEMBER 31, 2001 AND 2000

ASSETS

	2001	2000
CURRENT ASSETS		
Cash and cash equivalents	$ 303,134	$ 232,154
Marketable securities	118,300	118,300
Accounts receivable	612,184	998,324
Prepaid expenses	4,129	3,332
TOTAL CURRENT ASSETS	**$ 1,037,747**	**$ 1,352,110**
PROPERTY and EQUIPMENT - at cost		
Office equipment	$ 260,429	$ 233,148
Leasehold improvements	88,318	88,318
Computer	296,724	274,110
Total	645,471	595,576
Less accumulated depreciation	(485,368)	(412,600)
NET PROPERTY and EQUIPMENT	**$ 160,103**	**$ 182,976**
OTHER ASSETS		
Deposits	38,514	25,338
TOTAL OTHER ASSETS	**38,514**	**25,338**
TOTAL ASSETS	**$ 1,236,364**	**$ 1,560,424**

LIABILITIES & PARTNERS' EQUITY

	2001	2000
CURRENT LIABILITIES		
Accounts payable	$ 55	$ 6,961
Accrued expenses	1,383	5,030
Accrued pension	0	9,602
Advance billing	49,690	
Accrued payroll and vacation obligation	52,819	26,812
Payroll withholdings & taxes	3,441	12,224
TOTAL CURRENT LIABILITIES	**$ 107,388**	**$ 60,629**
TOTAL LIABILITIES	**107,388**	**60,629**
PARTNERS' EQUITY	**$ 1,128,976**	**$ 1,499,795**
TOTAL LIABILITIES & PARTNERS' EQUITY	**$ 1,236,364**	**$ 1,560,424**

The accompanying notes and accountant's report should be read with these financial statements.